Exhibit 4HH

THIS AGREEMENT is made as of the 26th day of April, 2007

BETWEEN:

KIMBER RESOURCES INC., a company duly incorporated
under the laws of the Province of British Columbia, having its head office located at Suite 215 - 800 West Pender Street,
Vancouver, British Columbia, V6C 2V6

(the "Company")

AND:

GORDON CUMMINGS, Chartered Accountant, of
# 6, 119 East 6th  Street,
North Vancouver, British Columbia,  V7L 1N9

(the “Executive”)

WHEREAS:

A.

The Executive has been employed by the Company since June 2006 and is currently employed in the capacity of Chief Financial Officer of the Company and an officer and/or director of certain of its subsidiary and affiliated companies; and

B.

For their mutual benefit, the Company and the Executive are desirous of providing for the rights of each party in the event of a Change in Control of the Company (as hereunder defined) by execution and delivery of this Agreement.

THIS AGREEMENT WITNESSES that in consideration of the sum of $1.00 now paid by the Executive to the Company and the respective covenants and agreements herein contained, and for other good and valuable consideration, including the past service of the Executive to the Company (the receipt and sufficiency of which both of the parties acknowledge), the parties hereto covenant and agree each with the other as follows:

1.

Definitions

In this Agreement:

(a)

"Adverse Change in the Executive's Position" means a material adverse change in the duties, responsibilities or terms of employment of the executive imposed unilaterally by the Company, including requiring the Executive to permanently work outside the Greater Vancouver Regional District, a reduction in salary paid to the Executive, or a failure by the Company to provide any increase in the Basic Salary to the Executive forthwith after increases of basic salary was provided to a majority of the other officers the Company.

(b)

“Approved Holder” means

(i)

any person or group of persons acting in concert which as of the date of this Agreement hold, directly or indirectly, a sufficient number of the outstanding Voting Shares to affect materially the control of the Company, or

(ii)

the Executive or the Executive and other persons acting in concert.

(c)

“Basic Salary" means $14,583 per month, or such greater amount as the Board of Directors or the Compensation Committee of the Board of Directors of the Company authorizes as the monthly salary payable by the Company to the Executive.

(d)

“Benefit Plans" means the stock option, insurance, sick leave, long term disability, medical, dental, and other executive and employee benefit plans, perquisites and privileges provided by the Company as they may exist from time to time.

(e)

“Change in Control of the Company" means the occurrence of any one of the events set out in  to  below:

(i)

an acquisition, directly or indirectly of voting shares of the Company (including securities of the Company which on conversion will become voting shares) ("Voting Shares") whether through one transaction or a number of transactions, by any person or group of persons acting in concert (other than the Approved Holder) such that such person or group of persons hold, directly or indirectly, a sufficient number of the then outstanding Voting Shares to affect materially the control of the Company;

(ii)

a change in the composition of the Board of the Company as a result of which fewer than a majority of the directors are incumbent directors;

(iii)

the consummation of a merger, amalgamation or consolidation of the Company with or into another entity or any other corporate reorganization, if more than 50% of the combined voting power of the continuing or surviving entity’s securities outstanding immediately after are owned by persons who were not stockholders of the Company immediately prior to such merger, amalgamation, consolidation or reorganization;

(iv)

the commencement by an entity, person or group (other than the Company, a wholly owned subsidiary of the Company, or the Approved Holder) of a tender offer, an exchange offer, a take-over bid or any other offer or bid for more than 20% of the issued and outstanding common shares of the Company; or

(v)

consummation of a sale, transfer or disposition by the Company of all or substantially all of the assets of the Company.

(f)

"Termination Date" means the effective date of termination of employment of the Executive pursuant to the provisions hereof (excluding termination for cause).

2.

Term

(a)

Subject to paragraphs  and , this Agreement will commence on the date of this Agreement and continue until the earlier of five (5) years from the date of this Agreement, or the date on which the Executive voluntarily leaves the employment of the Company.

(b)

If this Agreement is terminated pursuant to subparagraph , nothing herein contained will have abrogated  whatsoever on the Executive's rights at law, in equity or otherwise including, without limitation, the right to reasonable notice of termination of employment.

3.

Right to Severance

(a)

If at any time during the term of this Agreement a Change in Control of the Company occurs and, within twelve months thereafter there is an Adverse Change in the Executive's Position, the Executive may resign as an employee, officer and director of the Company by giving notice to the Company within 90 days of the Executive becoming aware of the Adverse Change in the Executive's Position and such resignation will become effective 90 days after the receipt by the Company of such notice.

(b)

If a Change in Control of the Company occurs during the term of this Agreement and the Executive resigns pursuant to paragraph  hereof or the Executive is dismissed without just cause within twelve months following such Change in Control of the Company, the Executive will be entitled to the following payments and benefits on the following terms and conditions:

(i)

the Executive will be entitled to receive as a lump sum the amount obtained by multiplying the Executive's Basic Salary on the date of resignation or dismissal by 12;

(ii)

the Executive may exercise all rights which have vested, or would have vested under the Kimber Resources Inc. 2002 Stock Option Plan as it exists at the Termination Date, in a 12 month period from the date Termination, provided that any such rights which are not exercised before the expiry of 90 days following the Termination Date or before 4:30 p.m., Vancouver time, on the expiration date stated in the stock option agreement in which such rights were granted, whichever is earlier, will be null and void;

(iii)

the Executive will be entitled to receive as a lump sum the amount which the Company would have to pay to provide for a period of one (1) year from the Termination Date the benefits to which the Executive and his family were entitled immediately before the Termination Date under the Benefit Plans (exclusive of bonus or incentive plans, stock option plans, stock purchase plans or similar plans, disability benefit plans and pension plans and supplemental pension plans); and

(iv)

the Executive will be entitled to receive, as a lump sum, compensation at the Executive’s Basic Salary on the date of resignation or dismissal for any holidays or vacations earned but unpaid up to the Termination Date.

(c)

Any payment to be made to the Executive pursuant to this Agreement will, at the option of the Executive, be paid directly to the Executive or be paid to a trustee, person, party, fund or plan nominated by the Executive.

(d)

In the event of any conflict or inconsistency between the terms of the 2002 Stock Option Plan of the Company as it exists from time to time or any option granted there under and the terms of this Agreement, the terms of this Agreement will prevail.

(e)

If the Executive has the right to resign in accordance with the terms of paragraph 3 or is dismissed as contemplated by this paragraph 5, all of the rights of the Executive will survive the termination of this Agreement and the Executive will be entitled to exercise all rights pursuant to this Agreement as if this Agreement had not terminated.

4.

Termination for Cause

Notwithstanding anything contained in this Agreement to the contrary, the employment of the Executive may be terminated at any time for just cause.

5.

Legality

If any one or more of the provisions of this Agreement for any reason are held to be illegal or invalid then such illegality or invalidity will not affect any other provision hereof, but this Agreement will be construed and enforced as if such illegal or invalid provision or provisions had never been contained herein.

6.

Waiver

Any waiver by either the Company or the Executive of any breach of covenant on the part of the other of them will not constitute a waiver of any subsequent breach.

7.

Notices

All notices to one party to this Agreement by the other will be in writing and delivered to the following addresses:

To the Company:

KIMBER RESOURCES INC.

Suite 215 - 800 West Pender Street,

Vancouver, BC, V6C 2V6

Attention: President

To the Executive:

GORDON CUMMINGS,

#6, 119 East 6th Street

North Vancouver, BC, V7L 1N9

or to such other address as may be specified by one party to the other in a notice given in the manner herein provided.  Any notice given in such manner will be deemed to have been  received by the party to whom it is given on the date of delivery.

8.

Time

Time will be of the essence of this Agreement.

9.

No Assignment

This Agreement will not be assigned or transferred by the Executive or the Company without the prior written consent of the other.  Any assignment or transfer without such consent will be null and void.

10.

Enurement

This Agreement will ensure to the benefit of and be binding upon the parties hereto and their respective heirs, personal representatives, executors, administrators, successors and permitted assigns.

INTENDING TO BE LEGALLY BOUND, the parties have executed this Agreement as of the date first written above.

KIMBER RESOURCES INC.

“L.I. Bell”

Per:

______________________________

Authorized Signatory

WITNESSED BY:

   “M.E. Hoole”

___________________________________

Name

4776 Meadfeild Court

___________________________________

Address

West Vancouver, BC

___________________________________

Executive

___________________________________

Occupation

) ) ) ) ) ) ) ) ) )	”Gordon Cummings” ___________________________________ GORDON CUMMINGS